AVINO SILVER & GOLD MINES LTD.
#400, 455 Granville Street
Vancouver, BC, V6C 1T1
Ph: (604) 682-3701 Fax (604) 682-3600

July 4, 2002

NEWS RELEASE

Avino Silver and Gold Mines Ltd. has recently been one of the many companies selected at “random” by the British Columbia Continuous Disclosure Review Department. The review is to help companies improve the quality of their disclosure based on the two disclosure guides published by the Commission. In closing the review, the Commission requires that the Company issue a News Release providing a brief discussion of the significant items, including dollar amounts, if applicable, that are affected by the re-filing, and provide the Commission with a draft copy prior to publication, which the Company has done.

At the request of the Commission, Avino has restated and amended the third quarter report for the nine months ended October 31, 2001. . The significant change to the Balance Sheet was the Debentures Payable of $1,440,565, which has been reclassified from Long Term Liabilities to Current Liabilities because the bonds mature within a year, on October 27, 2002. Other Changes included general accounts payable which have decreased by 6.6% from $371,160 to $346,500, resulting in current assets decreasing by 0.7% from $88,419 to $87,837 and mineral properties declining by 0.7% from $3,385,036 to $3,260,957. Deficit has been reduced by 0.07% from $10,248,793 to $10,241,729. The Notes to the Statements have been changed to include a discussion on the status of the Option Agreement between Coral Gold Corp. and the Company. In all other material respects the Statements remain the same.

Avino was also requested to amend the MD & A for the same period to include a discussion on the Coral/Avino property option, and to reallocate the Bralorne Property discussion to another heading. In all other respects the MD & A remains the same.

On behalf of the Board

“David Wolfin”

David Wolfin Director

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.